Exhibit 1

FOR RELEASE NOVEMBER 3, 2003	CONTACT:	Sonia Ross
(403) 295-4532

NovAtel Reports Financial Results for the Third Quarter 2003

(Calgary, Alberta, Canada, November 3, 2003)— NovAtel Inc. (NASDAQ: NGPS), a global positioning systems manufacturer, today announced its financial results for the third quarter ended September 28, 2003.

Revenues in the third quarter 2003 were CDN $10.9 million (US $8.3 million) compared to CDN $6.7 million (US $5.1 million) in the similar period a year ago.  The Company is reporting net income from continuing operations for the third quarter 2003 of CDN $1.3 million (US $981,000) or CDN $0.17 (US $0.13) per share – basic, compared to a net loss from continuing operations of CDN $(36,000) (US $(27,000)) or CDN $0.00 (US $0.00) per share – basic, in the similar period a year ago.

NovAtel’s financial results for the current and prior periods reflect the treatment of Mezure, Inc., in which NovAtel holds a 70% equity interest, as a discontinued operation.  Including the results of discontinued operations, the Company is reporting net income of CDN $1.7 million (US $1.3 million) for the third quarter 2003 compared to net loss of CDN $(308,000) (US $(235,000)) in the third quarter of 2002.

Revenues in the nine months ended September 28, 2003 were CDN $27.3 million (US $20.8 million) compared to CDN $21.9 million (US $16.7 million) in the similar period a year ago.  The Company is reporting net income from continuing operations for the nine months ended September 28, 2003 of CDN $2.1 million (US $1.6 million) or CDN $0.27 (US $0.21) per share - basic compared to a net income from continuing operations of CDN $518,000 (US $395,000) or CDN $0.07 (US $0.05) per share – basic, in the similar period a year ago.

“I am pleased to report that overall, our third quarter of 2003 proved to be an exceptionally strong quarter for NovAtel,” said Jon Ladd, President and CEO.  “Our Q3 2003 revenue at $10.9 million is the second largest in NovAtel’s history and is 15% above our most recent quarter this year and 62% ahead of Q3 of last year.  The majority of the third quarter’s year-over-year revenue growth was generated in our Special Applications business, which contributed $6.0 million in revenue, up 51% from a year ago.  Our shipments into the Geomatics market, largely through Point, Inc., our joint venture with Sokkia Co., Ltd., contributed $2.4 million in revenue, ahead of last year by $1.1 million.  We are continuing to see certain positive trends in this part of our business.  Our Aerospace and Defence business revenue at $2.5 million was 70% ahead of last year’s Q3 revenue, due largely to increased contributions from US government-funded aviation engineering programs, including the delivery of prototype next generation WAAS receivers.”

“During the quarter, we continued the integration of the CMC Electronics Inc. non-aviation GPS OEM L1 business, which we acquired earlier in the current year.  We are shipping product to customers and have a focused team working the transitional activities,” continued Ladd.

“We are especially pleased to have achieved revenue growth of 25% in 2003 on a year-to-date basis in comparison to last year, in light of the impact of the weaker US dollar, which has declined approximately 16% since the beginning of this year,” added Werner Gartner, Executive Vice President and CFO.  “Looking forward to the balance of the year, including the benefit of the L1 business we acquired from CMC Electronics Inc., our current guidance for the full year 2003 is revenue of $37.5 million (US $28.6 million), up from our previous guidance of $36.0 million, and net income of $2.9 million (US $2.2 million), (including income from discontinued operations of $344,000), which is ahead of our previous guidance of $1.8 million,” continued Gartner.

During the conference call the Company will have today at 4:30 p.m. ET, the Company will be providing updates and further information on the following:  the L1 GPS business; Point, Inc.; Mezure, Inc.; and the Company’s outlook for the remainder of 2003.  Participants may access the NovAtel Inc. conference call by dialing 1-888-280-8349 (North America) or 416-695-7896 (International), reservation number T456651C.  This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.companyboardroom.com.

A replay of the conference call will be available until November 10, 2003 by dialing 1-866-518-1010 (North America) or 416-695-5275 (International), or until January 31, 2004 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors.  Individual investors can listen to the call through CCBN’s individual investor centre at www.companyboardroom.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others.   Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

NovAtel Inc. is a leading provider of precise global positioning and augmentation technologies designed to afford our customers rapid integration and superior return on investment. The Company’s core technology is being applied in diversified positioning markets around the globe including agriculture, mining, marine, surveying, unmanned systems and machine control. NovAtel is also the prime supplier of GPS ground reference receivers to national satellite-based augmentation systems worldwide including the U.S. WAAS, Europe EGNOS, Japan MSAS and China SNAS. For more information, visit www.novatel.com.

Certain statements in this news release, including financial guidance, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build product, product defects and the impact of industry consolidations,  together with the other risks and uncertainties described in the Company’s filings with the United States Securities and Exchange Commission.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in Canadian $ thousands - unaudited)

	Sep. 28, 2003	December 31, 2002

ASSETS

Current assets:
Cash and short term investments	$9,336	$6,572
Accounts receivable	8,118	9,634
Related party receivables	1,530	730
Related party notes receivable	1,646	1,932
Inventories	4,364	4,780
Prepaid expenses and deposits	359	284
Total current assets	25,353	23,932

Capital assets	3,368	2,460
Intangible assets	2,050	1,902
Deferred development costs	2,513	2,596
Total assets	$33,284	$30,890

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$5,133	$5,848
Related party payables	1,693	327
Notes payable	1,646	2,418
Deferred revenue and customer deposits	690	531
Provision for future warranty costs	416	344
Capital lease obligation – current portion	97	92
Total current liabilities	9,675	9,560

Deferred gain on sale/leaseback of capital assets	596	685
Capital lease obligation – long-term portion	25	98
Total liabilities	10,296	10,343

Shareholders’ equity:
Capital stock	35,594	35,572
Contributed surplus	13	13
Deficit	(12,619)	(15,038)
Total shareholders’ equity	22,988	20,547
Total liabilities and shareholders’ equity	$33,284	$30,890

The following amounts relating to discontinued operations are included in the consolidated balance sheet:

Current assets of discontinued operations	$—	$132
Non-current assets of discontinued operations	$—	$285
Current liabilities of discontinued operations	$60	$892
Non-current liabilities of discontinued operations	$—	$—

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (in Canadian $ thousands, except per share data - unaudited)

	Three months ended September 28,		Nine months ended September 28,
	2003	2002	2003	2002
Revenues:
Product sales	$9,172	$4,568	$22,222	$17,291
NRE fees	1,752	2,167	5,115	4,610
Total revenues	10,924	6,735	27,337	21,901

Cost of sales:
Cost of product sales	4,155	2,486	10,321	8,423
Cost of NRE fees	842	1,262	2,605	2,902
Total cost of sales	4,997	3,748	12,926	11,325

Gross profit	5,927	2,987	14,411	10,576

Operating expenses:
Research and development	2,095	1,039	5,185	3,863
Selling and marketing	1,376	1,107	3,790	3,036
General and administration	1,175	921	3,038	2,861
Total operating expenses	4,646	3,067	12,013	9,760

Operating income (loss)	1,281	(80)	2,398	816

Interest income, net	48	25	146	53
Other income (expense)	(28)	64	(434)	(288)

Income from continuing operations before income taxes	1,301	9	2,110	581

Provision for income taxes	14	45	35	63

Net income (loss) from continuing operations	1,287	(36)	2,075	518

Net income (loss) from discontinued operations	372	(272)	344	(458)

Net income (loss)	$1,659	$(308)	$2,419	$60

Net income (loss) per share (basic)
Continuing operations	$0.17	$0.00	$0.27	$0.07
Discontinued operations	0.05	(0.04)	0.04	(0.06)
Net income (loss) per share	$0.22	$(0.04)	$0.31	$0.01

Weighted average shares outstanding (basic)	7,696	7,676	7,690	7,679

Net income (loss) per share (diluted)
Continuing operations	$0.16	$0.00	$0.26	$0.07
Discontinued operations	0.05	(0.04)	0.04	(0.06)
Net income (loss) per share (diluted)	$0.21	$(0.04)	$0.30	$0.01

Weighted average shares outstanding (diluted)	8,017	7,766	7,957	7,848